Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Completion of Share Consolidation

Mississauga, Ontario — March 12, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics” or the “Company”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has completed the previously announced consolidation of its issued and outstanding common shares. The consolidation was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

Hydrogenics’ common shares, listed on the Nasdaq Global Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”), will begin trading on a consolidated basis when the NASDAQ and TSX open on March 12, 2010. The consolidation has reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.

Given the share consolidation, Hydrogenics expects to be in compliance with the NASDAQ Minimum Bid Price Rule beginning March 12, 2010. However, Hydrogenics anticipates that, in line with official procedures, NASDAQ will notify the Company next week that it is not in compliance as the stock is required to trade at or above $1.00 for ten consecutive trading days. Beginning March 26, 2010, the Company expects to be in full compliance and that any potential delisting proceedings will be terminated.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business; failure to meet the listing requirements of NASDAQ; and volatility of our common share price. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com